UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TORULE 13d-2(a)

TRUEYOU.COM, INC. (Name of Issuer)

Common Stock, $0.001 Par Value (Title of Class of Securities)

897876108 (CUSIP Number)

William Kidd c/o Kidd & Company, LLC 10 Glenville Street Greenwich, CT 06831 (203) 661-0700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2006 (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. 897876108	Page 2 of 6 Pages

1.	Names of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only).
William Kidd

2.	Check the Appropriate Box if Member of a Group
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		U.S.A.

Number of Shares	7. Sole Voting Power		14,416,354[1]
Beneficially Owned	8. Shared Voting Power		38,473,906[2]
By Each Reporting	9. Sole Dispositive Power		14,416,354[1]
Person With	10. Shared Dispositive Power		38,473,906[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		52,890,260[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]

13.	Percent of Class Represented by Amount in Row (11)		8.4%

14.	Type of Reporting Person		IN

_________________
1     Consists of warrants to purchase an aggregate of 14,416,354 shares of Common Stock, $0.001 par value (“Common Stock”), of the Company, indirectly beneficially owned by the Reporting Person and directly beneficially owned by Klinger Investments, LLC (“Klinger Investments”). The Reporting Person is the sole member of Klinger Investments.

2    Consists of 3,847.3906 shares of Series B Preferred Stock, which are convertible into 38,473,906 shares of Common Stock, indirectly owned by the Reporting Person and directly owned by Kidd & Company, LLC (“KCO”). The Reporting Person owns 50% of KCO.

3    Consists of (i) warrants to purchase an aggregate of 14,416,354 shares of Common Stock, indirectly owned by the Reporting Person and directly owned by Klinger Investments and (ii) 3,847.3906 shares of Series B Preferred Stock, which are convertible into 38,473,906 shares of Common Stock indirectly owned by the Reporting Person and directly owned by KCO.

CUSIP No. 897876108	Page 3 of 6 Pages

Item 1.	Security and Issuer.

        This statement relates to the Common Stock, $0.001 par value (“Common Stock”), of TrueYou.Com, Inc. (the “Issuer”), which is a corporation organized under the laws of Delaware. The Issuer’s principal executive offices are located at Building No. 501, Fifth Floor, 7 Corporate Park, Norwalk, CT 068651.

Item 2.	Identity and Background.

        This statement is being filed on behalf of William Kidd, an individual (the “Reporting Person”).

        The Reporting Person is a citizen of the United States of America and is the sole member of Klinger Investments, LLC (“Klinger Investments”). The Reporting Person also owns 50% of Kidd & Company, LLC (“KCO”), an investment firm existing under the laws of Connecticut. The principal business address of the Reporting Person is c/o Kidd & Company, LLC, 10 Glenville Street, Greenwich, CT 06831.

        During the last five years, the Reporting Person has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        On December 20, 2005, the Issuer entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Klinger Advanced Aesthetics, Inc., a Delaware corporation (“KAAI”), and the securityholders of KAAI (the “KAAI Securityholders”), pursuant to which the KAAI Securityholders exchanged their securities of KAAI for securities of the Issuer. In accordance with the Share Exchange Agreement, KCO exchanged all its shares of KAAI for 3,847.3906 shares Series B preferred Stock, $0.001 par value, of the issuer (the “Series B Preferred Stocks”), which are convertible into 38,473,906 shares of Common Stock. As a result of the consummation of the transactions contemplated by the Share Exchange Agreement, the Reporting Person, may be deemed to indirectly beneficially own an aggregate of 3,847.3906 shares of Series B Preferred Stock which are convertible into 38,473,906 shares of Common Stock of the Issuer, directly beneficially owned by KCO. The Reporting Person owns 50% of KCO.

        In July 2006, in connection with a loan in the aggregate amount of $2,275,269 made by Klinger Investments to the Issuer, the Issuer issued to Klinger Investments, warrants to purchase an aggregate of 14,416,354 shares of Common Stock (the “Warrants”). As a result of the transaction, the Reporting Person may be deemed to be indirectly beneficially own an aggregate of 14,416,354 shares of Common Stock, directly beneficially owned by Klinger Investments. The Reporting Person is the sole member of Klinger Investments.

CUSIP No. 897876108	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

        The Reporting Person acquired the Series B Preferred Stock and Warrants for investment purposes. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Series B Preferred Stock, Warrants and/or the underlying shares of Common Stock for investment; (ii) disposing of all or a portion of the Series B Preferred Stock, Warrants and/or the underlying shares of Common Stock in open market sales, subject to registration, or in privately-negotiated transactions; (iii) acquiring additional securities of the Issuer in the open market or in privately-negotiated transactions; (iv) entering into short sales or other hedging transactions with respect to securities of the Issuer of Common Stock; or (v) entering into one or more transactions which would have the same effect. The Reporting Person from time to time, will review his investments in the Issuer and may conduct, alone or in coordination with each other or the Issuer’s management, a strategic review of the Issuer’s operations, capitalization, opportunities and competitive position. Based upon such review, the Reporting Person may consider and may support a variety of transactions, including refinancings, disposal of non-core assets, joint ventures, recapitalizations or other transactions that could alter the Issuer’s capital structure or expand or contract its business. In addition, the Reporting Person may, alone, or together with others, acquire additional securities of the Issuer by way of open market transactions, privately-negotiated transactions, conversion of indebtedness, tender offers, business combinations or other means or any combination thereof, including transactions by which they alone or with each other or together with others might acquire the entire equity of the Issuer. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Reporting Person’s future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price and availability of the Issuer’s Common Stock, the Issuer’s business and prospects, developments in the industry in which the Issuer is engaged, other investment and business opportunities available to the Reporting Person, and general economic, monetary and stock market conditions. In addition, in formulating any plan or proposal with respect to any transaction involving the Issuer, the Reporting Person may conduct discussions with management of the Issuer.

        Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

        (a)  The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

        The Reporting Person may be deemed to indirectly beneficially own an aggregate of 52,890,260 shares of Common Stock of the Issuer (including 3,847.3906 shares of Series B Preferred Stock, which are convertible into 38,473,906 shares of Common Stock, directly owned by KCO and the Warrants, directly beneficially owned by Klinger Investments), which constitutes beneficially ownership of 8.4% of the total number of shares of Common Stock of the Issuer on a fully diluted basis.

CUSIP No. 897876108	Page 5 of 6 Pages

        (b)        The responses of the Reporting Person to (i) Rows (7) through (10) of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

        (c)        In July 2006, in connection with a loan in the aggregate amount of $2,275,269 made by Klinger Investments to the Issuer, the Issuer issued to Klinger Investments the Warrants. As a result of the transaction, the Reporting Person indirectly beneficially owns an aggregate of 14,416,354 shares of Common Stock, directly beneficially owned by Klinger Investments.

        (d)        Carla Kidd, the spouse of the Reporting Person, owns 50% of KCO and may be deemed to indirectly beneficially own the 3,847.3906 shares of Series B Preferred Stock directly beneficially owned by KCO. As a result, Carla Kidd may have the right to receive or the power to direct the receipt of dividends from these shares.

        (e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

Item 7.	Materials to be Filed as Exhibits.

        None.

CUSIP No. 897876108	Page 6 of 6 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William Kidd
William Kidd
Dated: July 21, 2006